Exhibit 99.1

Trina Solar Announces Closing of US$150 Million Convertible Senior Notes

CHANGZHOU, China, June 11, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced that it closed the offering of US$150 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”).  Trina Solar received aggregate net proceeds of approximately US$146.3 million after deducting discounts and commissions but before offering expenses from the Note Offering.  Trina Solar used approximately US$52.3 million of the net proceeds from the Notes Offering to pay the aggregate premium of zero-strike call options that Trina Solar entered into with one or more of the initial purchasers (or their affiliates) of the Notes Offering in connection with the Notes Offering. Trina Solar has also granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$22.5 million aggregate principal amount of the Notes.

The Company also closed the concurrent offering of 8,800,000 American Depositary Shares (the “ADSs”), each representing 50 ordinary shares of the Company, par value of US$0.00001 per share (the “ADS Offering”), at US$11.00 per ADS on June 11, 2014.  Trina Solar received aggregate net proceeds of approximately US$92.9 million after deducting discounts and commissions but before offering expenses from the ADS Offering.

The Notes have been offered to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).  The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com